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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 09/20/22 (MM/DD/YY) AND ENDING 09/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BC Financial LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

19803 1st Avenue S, Suite 200
(No. and Street)

Normandy Park	WA	98148
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tobin Butcher	(206) 696-8428	tbutcher@bc.financial
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Geffen Mesher & Company, P.C.
(Name – if individual, state last, first, and middle name)

888 SW 5th Ave, Suite 800	Portland	OR	97204
(Address)	(City)	(State)	(Zip Code)

11/30/2009	3912
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Tobin Butcher__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __BC Financial, LLC__ , as of __September 30__ , 2 __023__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



RAUL VILLAGRAN
NOTARY PUBLIC #23024070
STATE OF WASHINGTON
MY COMMISSION EXPIRES
07-31-27

Signature:

Title:
Manager and Chief Compliance Officer

___Notary Public___

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BC FINANCIAL LLC

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE PERIOD SEPTEMBER 20, 2022
(COMMENCEMENT OF OPERATIONS)
THROUGH SEPTEMBER 30, 2023

This report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

BC FINANCIAL LLC

CONTENTS



GeffenMesher
888 SW 5th Avenue Suite 800
office 503. 221. 0141 fax 503. 227. 7924
PORTLAND, OREGON | GMCO.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of BC Financial, LLC:
Normandy Park, Washington

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BC Financial, LLC as of September 30, 2023, the related statements of operations, changes in member's equity, and cash flows for the period from September 20, 2022 (commencement of operations) to September 30, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of BC Financial, LLC as of September 30, 2023, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of BC Financial, LLC's management. Our responsibility is to express an opinion on BC Financial, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BC Financial, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental schedules of computation of net capital under Rule 15c3-1 and exemption reserve requirements under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of BC Financial, LLC's financial statements. The supplemental information is the responsibility of BC Financial, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules of computation of net capital under Rule 15c3-1 and exemption reserve requirements under Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as BC Financial, LLC's auditor since 2023.

Geffen Mesher and Company, P.C.

Portland, Oregon

January 2, 2024

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2023

ASSETS

Cash	$	16,072
Prepayments and Other Assets		96
Total Assets	**$**	**16,168**

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities

Accounts Payable	5,596
Total Current Liabilities	5,596
Total Liabilities	5,596

Member's Equity

Member's Equity	10,572

Total Liabilities and Member's Equity	**$**	**16,168**

BC FINANCIAL LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION

1. Organization and Nature of Business

BC Financial LLC (the "Company"), a Washington limited liability company, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's FINRA membership was approved on September 20, 2022, the date the Company commenced operations. The Company's offices are located in Normandy Park, Washington, and the Company provides corporate advisory services and the private placement of securities. The Company does not claim an exemption from Securities Exchange Act of 1934 Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. During the period September 20, 2022 (commencement of operations), through September 30, 2023, the Company did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts.

The Company is a single-member limited liability company ("LLC"), and as an LLC, the liability of the owner is generally limited to amounts invested.

2. Accounting Updates Adopted

No significant accounting updates were adopted during the period September 20, 2022 (commencement of operations), through September 30, 2023.

3. Significant Accounting Policies

Basis of Presentation

The accompanying statement financial condition is presented in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of the accompanying statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Income Taxes

The Company is a Washington limited liability company. For regulatory purposes, the Company uses a fiscal year ending September 30, while income and expenses flow through to the sole member on a calendar year basis. Accordingly, no provision has been made for federal income taxes in the accompanying statement of financial condition. The Company is subject to income taxes in certain local jurisdictions in which it operates, primarily related to gross revenue taxes in the state of Washington, but had no such obligations during the period September 20, 2022 (commencement of operations) through September 30, 2023.

Member Support

The Company had no revenue during the period September 20, 2022, (commencement of operations) through September 30, 2023, and has no near-term prospects of revenue. The Company's member is committed to contributing additional capital to maintain at least minimum net capital levels until such time as the Company is self-supporting. Having considered this and made due inquiries, the Company's management has determined the member possesses the financial capabilities to fulfill its commitment.

Subsequent events

The Company has evaluated subsequent events through the date this statement of financial condition was available to be issued, which was January 2, 2024. The Company had a net capital deficiency from November 28, 2023, through December 11, 2023. For the period identified, the Company had net capital ranging from $755 to $91, and a net capital requirement throughout the period of $5,000 resulting in deficiencies ranging from $4,245 to $4,909. The deficiency was due to the timing of audit fees for work in progress coupled with the sole member's related contributions of additional capital. The deficiency was cured on December 12, 2023, and all required regulatory filings and notices were made. As of January 2, 2024, the Company had net capital of approximately $9,200 and a net capital requirement of $5,000, resulting in excess net capital of $4,200. The Company's sole member is committed to continuing to contribute capital as needed to meet the Company's ongoing net capital requirements. The evaluation did not result in any subsequent events that required adjustments to the statement of financial condition.

5. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At September 30, 2023, the Company had net capital and net capital requirements of $10,476 and $5,000 respectively. The net capital was in excess of the required net capital level by $5,476. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.53 to 1. In accordance with Rule 15c3-1, the Company's net capital ratio cannot exceed 8 to 1 in the first year of operations. Thereafter, the net capital ratio cannot exceed 15 to 1.

6. Commitments and Contingencies

The Company has a month-to-month sub-lease with its affiliate, Bridge Capital LLC ("Bridge Capital") at its primary office and no obligations under that sub-lease at September 30, 2023. The Company recognized total sub-lease expenses of $3,000 to Bridge Capital during the period presented, and at September 30, 2023, included in its total Accounts Payable $1,500 due to Bridge Capital. Under ASU 2016-02, a lessee will recognize in the statement of financial condition a liability to make lease payments and a right-to-use asset representing its right to use the underlying asset for remaining non-cancellable lease terms exceeding one year. Accordingly, the Company has not recognized either a lease liability or a right-to-use asset.

From time to time, the Company may become party to legal proceedings, claims, and regulatory actions which arise in the ordinary course of its business. Although the ultimate resolution of such matters cannot be predicted with certainty, management is of the opinion that their outcome will not have a material effect on the Company' financial condition, results of operations or cash flows.

As of September 30, 2023, the Company had no guarantees and management of the Company believes that there are no commitments or contingencies that may result in a loss or future obligation.

7. Risks and Uncertainties

During the period September 20, 2022 (commencement of operations) through September 30, 2023, there has been ongoing uncertainty primarily with respect to world markets and continuing supply chain issues. Further, international conflict, including the war in Ukraine, political uncertainty and the possibility of a US government shutdown, as well as rapidly rising interest rates, coupled with anticipated recession, have all increased uncertainty in financial markets. The financial performance of the Company continues to be subject to future developments related to these issues. The impact on financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The accompanying statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.